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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)*


                                WAVEPHORE, INC.
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                                (NAME OF ISSUER)


                                 Common Shares
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                         (TITLE OF CLASS OF SECURITIES)

                                  943567-10-7
                         ------------------------------
                                 (CUSIP NUMBER)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 4 pages
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CUSIP NO. 943567-10-7                 13G                      Page 2 of 4 Pages

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1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          David E. Deeds
          ###-##-####
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a) [ ]
                                                            (b) [ ]
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3    SEC USE ONLY

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4    CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.
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                    5    SOLE VOTING POWER

                              5,004,861
    NUMBER OF       ------------------------------------------------------------
      SHARES        6    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                 -0-
       EACH         ------------------------------------------------------------
    REPORTING       7    SOLE DISPOSITIVE POWER
      PERSON
       WITH                   5,004,861
                    ------------------------------------------------------------
                    8    SHARED DISPOSITIVE POWER

                              -0-
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9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          5,004,861
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10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


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11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          27.2%
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12   TYPE OF REPORTING PERSON*

          IN
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                      *SEE INSTRUCTION BEFORE FILLING OUT!

                               Page 2 of 4 pages
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                                                               Page 3 of 4 pages

ITEM 1.

         (a)      Name of Issuer:   WavePhore, Inc.
         (b)      Address of Issuer's Principal Executive Offices:
                  3311 N. 44th Street, Phoenix, AZ 85018

ITEM 2.

         (a)      Name of Person Filing:    David E. Deeds
         (b)      Address of Principal Business Office or, if none, Residence:
                  3311 N. 44th Street, Phoenix, AZ 85018
         (c)      Citizenship:      United States of America
         (d)      Title of Class of Securities:      Common Shares
         (e)      CUSIP Number:     943567-10-7


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:


         (a)      / /   Broker or Dealer registered under Section 15 of the Act


         (b)      / /   Bank as defined in Section 3(a)(6) of the Act


         (c)      / /   Insurance Company as defined in Section 3(a)(19) of the
                        Act


         (d)      / /   Investment Company registered under Section 8 of the
                        Investment Company Act


         (e)      / /   Investment Adviser registered under Section 203 of the
                        Investment Advisers Act of 1940


         (f)      / /   Employee Benefit Plan, Pension Fund which is subject
                        to the provisions of the Employee Retirement Income
                        Security Act of 1974 or Endowment Fund; see Section
                        240.13d-1(b)(1)(ii)(F)


         (g)      / /   Parent Holding Company, in accordance with Section
                        240.13d-1(b)(ii)(G) (Note: See Item 7)


         (h)      / /   Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)

 ITEM 4.          OWNERSHIP

         If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

         (a) Amount Beneficially Owned:5,004,861 (including 501,963 Common Shares issuable upon conversion of Series 1994 Cumulative Convertible Preferred Shares and 200,000 Common Shares subject to a presently exercisable employee stock option)

         (b) Percent of Class: 27.2%
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                                                               Page 4 of 4 pages


         (c)      Number of shares as to which such person has

                  (i)    sole power to vote or to direct the vote: 5,004,861*
                  (ii)   shared power to vote or to direct the vote:       0
                  (iii)  sole power to dispose or to direct the disposition of:
                         5,004,861*
                  (iv)   shared power to dispose or to direct the disposition
                         of:     0

* Includes 501,963 Common Shares issuable upon conversion of Series 1994 Cumulative Convertible Preferred Shares and 200,000 Common Shares subject to a presently exerciseable employee stock option.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS


         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: / /


ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP

         Not applicable.

ITEM 10.          CERTIFICATION

         Not applicable.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  February 9, 1998
                                                 --------------------------
                                                          Date


                                                 /s/ David E. Deeds
                                                 --------------------------
                                                         Signature

                                                  David E. Deeds
                                                 --------------------------
                                                         Name/Title